Reclamation Consulting and Applications, Inc.
                      23832 Rockfield Boulevard, Suite 275
                          Lake Forest, California 92630

================================================================================

December 14, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

         Attn:    Pamela A. Long, Assistant Director
                  Division of Corporation Finance

                  Tamara Brightwell, Esq.

         Re:      Reclamation Consulting and Applications, Inc.
                  Registration Statement on Form SB-2
                  File No. 333-126916
                  Registration Statement filed November 23, 2005
                  Preliminary Proxy Statement on Schedule 14A
                  File No. 000-29881
                  Preliminary Proxy Statement filed November 23, 2005

Ladies and Gentlemen:

     The following responses address the comments of the reviewing Staff of the Commission as set forth in a comment letter dated December 6, 2005 (the "Comment Letter") relating to the Registration Statement on Form SB-2 (the "Registration Statement") and the Preliminary Proxy Statement (the "Proxy Statement") of Reclamation Consulting and Applications, Inc. (the "Company"). The answers set forth herein refer to each of the Staffs' comments by number.

     We are filing herewith Amendment No. 3 to the Company's Registration Statement and Amendment No. 3 to the Company's Proxy Statement.

                       Form SB-2/A filed November 23, 2005
                       -----------------------------------

Certain Relationships and Related Transactions, page 33
-------------------------------------------------------

1. We note your response to prior comment seven. As some of the parties identified are not discussed elsewhere in the prospectus, please revise this section to include a discussion of each related party's relationship with the issuer. See Item 404 of Regulation S-B.

Securities and Exchange Commission
December 14, 2005
Page 2 of 3

     Response
     --------

     We have revised our disclosure to state, "All of the above related parties are current shareholders of our company. With the exception of Kurt Baum, who currently holds approximately 13.4%, none of the above shareholders own 5% or more of our currently issued shares of common stock. In addition, Mr. Fred Davies is the father of Gordan Davies and Michael Davies, our Chief Executive Officer and Chief Financial Officer, respectively, who are also our directors." We believe that our disclosure satisfies the requirements of Item 404 of Regulation S-B.

Plan of Distribution, page 39
-----------------------------

2. We note your response to prior comment ten. We directed you to telephone interpretation 3S of the March 1999 supplement to provide an example, by analogy, for when you should file a prospectus supplement. Please note that the analysis for when a prospectus supplement should be filed to disclose resales by the selling shareholders would be similar regardless of the form type used to register the resale. Therefore, revise this section to disclose that upon the conversion of the notes or exercise of the warrants and subsequent resale of the underlying shares by the selling shareholders, you will file a prospectus supplement as necessary to update the disclosure of the number of shares that each selling shareholder intends to sell and reflecting prior resales. In this regard, we note that your plan of distribution currently contemplates filing a prospectus supplement only when a selling shareholder notifies you of a material arrangement with a broker-dealer.

     Response
     --------

     We have revised our disclosure to state, "As necessary, we will file prospectus supplements to update the disclosure concerning the number of shares that each selling stockholder intends to sell and/or has sold, when such number of shares, either individually or in the aggregate, reaches a material level."

                        PRE R 14A filed November 23, 2005
                        ---------------------------------

3. Please revise your disclosures, as appropriate, to refer to the proxy statement rather than "this registration statement being declared effective." For example, see the language added to the Secured Convertible Notes section and the section added discussing your obligation to pay liquidate damages. It appears that these sections have been copied directly from the registration statement. If you wish to refer to having the registration statement declared effective, you should revise your discussions to clearly convey that the registration statement is a document separate from the proxy statement that is being sent to shareholders regarding the proposed increase in authorized shares.

Securities and Exchange Commission
December 14, 2005
Page 3 of 3

     Response
     --------

     We have revised our disclosure to remove all references to "this registration statement." The revised language clearly refers to a resale registration statement registering the shares of common stock underlying the secured convertible notes and warrants.

4.   Given  that  you  have  included  a  discussion  of  related   parties  and
     transactions, please revise to include the information requested by comment one above.

     Response
     --------

     As we did in our response to comment one above, we have revised our disclosure to state, "All of the above related parties are current shareholders of our company. With the exception of Kurt Baum, who currently holds approximately 13.4%, none of the above shareholders own 5% or more of our currently issued shares of common stock. In addition, Mr. Fred Davies is the father of Gordan Davies and Michael Davies, our Chief Executive Officer and Chief Financial Officer, respectively, who are also our directors." We believe that our disclosure satisfies the requirements of
     Item 404 of Regulation S-B.

     We trust that the foregoing appropriately addresses the issues raised by your recent Letter of Comment. Thank you in advance for your prompt review and assistance.

                                               Very truly yours,

                                               /s/ GORDON DAVIES
                                               -----------------
                                               Gordon Davies
                                               President